Free Writing Prospectus Filed Pursuant to Rule 433 Registration Nos. 333-167807 November 14, 2012

IAU

Data as of September 30, 2012

iShares Gold Trust

Trust Description Trust Details

The iShares Gold Trust (“Trust”) seeks to correspond generally to the day-to-day movement of the price of gold Ticker IAU bullion. The objective of the Trust is for the value to reflect, at any given time, the price of gold owned by the Inception Date 01/21/05

Trust at that time, less the expenses and liabilities of the Trust. Sponsor’s Fee 0.25%

IOPV Ticker IAU.IV

- Backed by physical gold IOPV, or Indicative Optimized Portfolio Value, is a

The shares are backed by gold, identified on the custodian’s books as property of the Trust and held by the calculation disseminated by the stock exchange that approximates the value of the securities held in the

custodian in vaults in the vicinity of New York, Toronto, London and other locations. portfolio every fifteen seconds throughout the trading

- Accessible day.

Investors may purchase and sell shares through traditional brokerage accounts. The shares are listed and trade CUSIP 464285105 on NYSE Arca and are available to be bought or sold throughout the trading day. Stock Exchange NYSE Arca

- Cost efficient Creation/Redemption Size 50,000 Shares

Shares of the Trust may represent a cost-efficient alternative to investments in gold for investors not otherwise Shares Outstanding 660,000,000 in a position to participate directly in the market for physical gold. Total Net Assets $11.41 Billion

- Transparent Ounces of Gold in Trust 6.42 Million

Price, NAV and holding amounts of gold are available daily on iShares.com. Vault inspections are conducted Tonnes of Gold in Trust 199.82 twice a year and inspection certificates are available on iShares.com. Standard Deviation - 3 Year 20.81%

Beta vs S&P 500 0.86

PLEASE NOTE: On 12/9/2010, the Trust began using the London PM Fix price for valuing the Trust’s assets. Benchmark performance and NAV values for dates prior to 12/9/2010 reflect COMEX gold pricing. Sponsor: iShares Delaware Trust Sponsor LLC

Trustee: The Bank of New York Mellon

The London PM Fix Price is the spot price of gold fixed by the London Bullion Market Association (LBMA) at Custodian: JPMorgan Chase Bank, N.A.

3 p.m. London time. Spot prices are for illustrative purposes only and do not represent actual Trus Vault Inspection: Two times annually performance. Spot prices do not reflect any fees, transaction costs or expenses.

Standard deviation is the statistical measure of the

degree to which an individual value in a probability

distribution tends to vary from the mean of the

Trust Performance History As of September 30, 2012 distribution. It is widely applied in modern portfolio

Since Trust theory, where the past performance of securities is

Quarter 1 Year 3 Year 5 Year 10 Years Inception used to determine the range of possible future performance, and a probability is attached to each

Trust 10.98% 9.30% 20.43% 18.65% n/a 19.95% performance.

Benchmark* 11.10% 9.63% 20.78% 19.05% 18.55% 20.36%

Market Price Returns 10.92% 9.03% 20.42% 18.60% n/a 19.92% Beta is a measure of an investment’s volatility relative to the market or an asset class. A beta

The performance quoted represents past performance and does not guarantee future results. above 1 is more volatile than the market, while a

Investment return and principal value of an investment will fluctuate so that an investor’s shares, beta below 1 is less volatile. For stocks, the market when sold or redeemed, may be worth more or less than the original cost. Current performance is usually taken to be the S&P 500 index. Beta is may be lower or higher than the performance quoted. Performance data current to the most recent sometimes referred to as systematic risk.

month end may be obtained by calling toll-free 1-800-iShares (1-800-474-2737) or by visiting

www.iShares.com.

Market returns are based upon the midpoint of the bid/ask spread at 4:00 p.m. eastern time (when NAV is normally determined for most iShares products), and do not represent the returns you would receive if you traded shares at other times.

* London PM Fix Price

iShares Gold Trust (“Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov.

Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of

1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held by the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”).

Brokerage commissions will reduce returns.

The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risks factors relative to the Trust, carefully read the prospectus.

Following an investment in shares of the Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i) Large sales by the official sector, including governments, central banks and related institutions, which own a significant portion of the aggregate world gold holdings. (ii) A significant increase in gold hedging activity by gold producers. Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold.

The amount of gold represented by shares of the Trust will decrease over the life of the Trust due to sales of gold necessary to pay the sponsor’s fee and Trust expenses. Without increases in the price of gold sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Trust will have limited duration. The liquidation of the Trust may occur at a time when the disposition of the Trust’s gold will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Trust will be adversely affected if gold owned by the Trust is lost or damaged in circumstances in which the Trust is not in a position to recover the corresponding loss. The Trust is a passive investment vehicle; the value of your shares may be adversely affected by trust losses that, if the Trust had been actively managed, might have been avoidable.

The sponsor of the trust is iShares Delaware Trust Sponsor LLC (the “Sponsor”). BlackRock Investments, LLC (“BRIL”), assists in the promotion of the Trust. The sponsor and BRIL are affiliates of BlackRock, Inc.

Although shares of the Trust may be bought or sold on the secondary market through any brokerage account, shares of the Trust are not redeemable from the Trust except in large aggregated units called “Baskets.” Only registered broker-dealers that become authorized participants by entering into a contract with the sponsor F0912 and the trustee of the Trust may purchase or redeem Baskets. -

IAU

©2012 BlackRock. All rights reserved. iShares® and BlackRock® are registered trademarks of BlackRock. All other trademarks, servicemarks or registered -

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trademarks are the property of their respective owners.

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Not FDIC Insured No bank guarantee May lose value 8001

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FOR MORE INFORMATION, VISIT WWW.ISHARES.COM OR CALL 1-800 ISHARES (1-800-474-2737) iS